                                                                    EXHIBIT 99.1

                                                                 [PRIMACOM LOGO]

JOINT STATEMENT BY UPC AND PRIMACOM

PRIMACOM AND UPC END EWT MERGER TALKS;
BUSINESS COMBINATION AGREEMENT NOT EXTENDED

December 14, 2001 -- MAINZ, Germany / AMSTERDAM, The Netherlands United Pan-Europe Communications N.V. ("UPC") (Euronext Amsterdam: UPC; NASDAQ: UPCOY), subsidiary of United Global Com, and PrimaCom AG ("PrimaCom") (Neuer Markt Frankfurt, WKN: 625910; NASDAQ: PCAG) reported today that they agreed not to extend the Business Combination Agreement to merge Elektro- und Nachrichtentechnik GmbH, Augsburg (EWT) with PrimaCom AG beyond December 15, 2001.

FOR FURTHER INFORMATION ON UPC PLEASE CONTACT:

Claire Appleby                          Bert Holtkamp
Director of Investor Relations          Director of Corporate Communications
+44 (0) 207 661 3500                    +31 20 778 9447
Email: ir@upccorp.com                   Email: bholtkamp@upccorp.com

Also, please visit www.upccorp.com for further information about UPC.

FOR FURTHER INFORMATION ON PRIMACOM PLEASE CONTACT:
Alexander M. Hoffmann, Executive Vice President, Investor Relations Tel. +49 (0) 6131 9310 150, Fax +49 (0) 6131 9310 149
Email: investor@primacom.de

Also, please visit www.primacom.de for further information about PrimaCom.